SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On May 13, 2009, a consortium consisting of Korea Electric Power Corporation (“KEPCO”) and Samsung C&T (the “Consortium”), JSC Samruk Energy, a state-run electric power company in Kazakhstan, and Kazakhmys PLC, a mining company in Kazakhstan listed on London Stock Exchange, signed an Agreement on Cooperation (the “Cooperation Agreement”) concerning a project to build a coal-fired generation unit in Balkhash, Kazakhstan with capacity of approximately 1,200 megawatts to 1,500 megawatts by 2014 on a “Build, Own and Operate” basis (the “Project”).

Signing of the Cooperation Agreement marks a further progress relating to the Project and follows the signing of the Framework Agreement, dated March 25, 2009, between the Consortium and JSC Samruk Energy. See Form 6-K filed on March 26, 2009.

Further details of the Project such as the cost of construction and the investment size will be determined based on further negotiation among the parties relating to the Project .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: May 14, 2009